UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) March 31, 2008

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On March 31, 2008, Portland General Electric Company (PGE) and certain institutional buyers (Buyers) in the private placement market entered into an agreement under which PGE will sell, and the Buyers will purchase, $50 million of PGE's First Mortgage Bonds (Bonds). The Bonds are expected to be issued to the Buyers on or about April 15, 2008 ("Original Issue Date"). The Bonds will bear interest from the Original Issue Date at an annual rate of 4.45% and will mature on April 1, 2013. The Bonds will be redeemable at the option of PGE at the designated "make-whole" redemption price.

The Bonds will be issued pursuant to a Bond Purchase Agreement between PGE and the Buyers and under PGE's Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as supplemented, between PGE and HSBC Bank USA, National Association (as successor to The Marine Midland Trust Company of New York) in its capacity as trustee, including the Sixtieth Supplemental Indenture to be entered into at the Original Issue Date.

The Bonds will be issued in connection with the refinancing of the Company's $50 million 5.279% Series First Mortgage Bonds due April 1, 2013, which the Company repurchased on February 29, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: April 3, 2008   By: /s/ James J. Piro
                                                                James J. Piro
                                                        Executive Vice President, Finance
                                                        Chief Financial Officer and Treasurer